

07004798

SE([illegible] ...MMISSION

Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAR 0 [illegible] 2007
WASH, D.C.
210
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File No. 8-37563

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
StanCorp Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
1100 S.W. Sixth Avenue, 8th Floor
Portland, Oregon 97204

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Cindy J. McPike 503-321-7397

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report:
Deloitte & Touche LLP
111 S.W. Fifth Avenue, Suite 3900
Portland, Oregon 97204-3642

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
210
SECTION

STANCORP EQUITIES, INC.

(SEC I.D. NO. 8-37563)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES AS OF AND FOR
THE YEARS ENDED DECEMBER 31, 2006 AND 2005
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

* * * * * *

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934)

STANCORP EQUITIES, INC.

Table of Contents

OATH OR AFFIRMATION

I, Marilyn R. Bishop, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to StanCorp Equities, Inc., for the years ended December 31, 2006 and 2005, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

state of oregon
county of multnomah

Marilyn R. Bishop 2/23/07
Signature Date

Assistant Vice President
Title

Notary Public

My Commission Expires: April 3, 2010


OFFICIAL SEAL
JESSICA DURAND
NOTARY PUBLIC-OREGON
COMMISSION NO. 404423
MY COMMISSION EXPIRES APRIL 3, 2010



Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
StanCorp Equities, Inc.

We have audited the accompanying statements of financial condition of StanCorp Equities, Inc. (the "Company") as of December 31, 2006 and 2005, and the related statements of operations, cash flows, and changes in stockholder's equity for the years then ended, appearing on pages 3 though 6, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of StanCorp Equities, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of StanCorp Equities, Inc. as of December 31, 2006, appearing on pages 9 and 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 27, 2007

STANCORP EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
CASH AND CASH EQUIVALENTS	$4,876,456	$3,337,189
DUE FROM AFFILIATES	205,233	
PREPAID EXPENSES	10,728	21,550
DEFERRED TAX ASSET—Net	25,065	
OTHER ASSETS	2,476	1,129
TOTAL	$5,119,958	$3,359,868

LIABILITIES AND STOCKHOLDER'S EQUITY	2006	2005
LIABILITIES:		
Commissions payable	$1,899,052	$1,697,610
Due to affiliates		582,104
Taxes payable	57,549	7,963
Other liabilities	2,096	
Total liabilities	1,958,697	2,287,677
STOCKHOLDER'S EQUITY:		
Common stock, no par value, $0.50 stated value, 1,000,000 authorized 10,000 issued and outstanding	5,000	5,000
Paid-in capital	3,045,000	1,045,000
Retained earnings	111,261	22,191
Total stockholder's equity	3,161,261	1,072,191
TOTAL	$5,119,958	$3,359,868

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commission income	$18,032,283	$16,256,010
Interest income	142,652	
Total revenues	18,174,935	16,256,010
EXPENSES:		
Commissions	18,032,281	16,256,009
Personnel	4,762,569	4,296,090
Rent	531,811	525,364
Administrative overhead charges—related party	5,242	276,526
Travel and entertainment	785,179	762,605
Postage/telephone	306,473	323,087
Office supplies	216,488	153,205
Printing	399,526	357,462
Recruiting and relocation	43,762	80,925
Interest		15,023
Professional fees	20,498	17,402
Data processing software	8,733	14,110
Other	246,611	189,227
Total expenses	25,359,173	23,267,035
Operating expense offset for services provided to Standard	(7,326,887)	(7,011,025)
Net expenses	18,032,286	16,256,010
INCOME BEFORE INCOME TAX	142,649	-
INCOME TAX EXPENSE	53,579	1,404
NET INCOME (LOSS)	$ 89,070	$ (1,404)

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 89,070	$ (1,404)
Deferred taxes	(25,065)	(280)
Adjustments to reconcile net income to net cash provided by operating activities—changes in:		
Taxes payable	49,586	11,162
Commissions payable	201,442	1,693,610
Prepaid expenses	10,822	
Due to/from affiliates	(787,337)	(21,550)
Other assets	(1,347)	555,793
Other liabilities	2,096	
Net cash (used in) provided by operating activities	(460,733)	2,237,331
CASH FLOWS FROM FINANCING ACTIVITIES—Capital contribution	2,000,000	1,000,000
INCREASE IN CASH AND CASH EQUIVALENTS	1,539,267	3,237,331
CASH AND CASH EQUIVALENTS—Beginning of year	3,337,189	99,858
CASH AND CASH EQUIVALENTS—End of year	$4,876,456	$3,337,189
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:		
Income taxes	$ 29,058	$ 10
Interest	$ -	$ 15,023

See notes to financial statements.

STANCORP EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Stockholder's Equity
BALANCE—January 1, 2005	$ 5,000	$ 45,000	$ 23,595	$ 73,595
Capital contribution		1,000,000		1,000,000
Net loss			(1,404)	(1,404)
BALANCE—December 31, 2005	5,000	1,045,000	22,191	1,072,191
Capital contribution		2,000,000		2,000,000
Net income			89,070	89,070
BALANCE—December 31, 2006	$ 5,000	$ 3,045,000	$ 111,261	$ 3,161,261

See notes to financial statements.

STANCORP EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

StanCorp Equities, Inc. (the "Company") is a wholly-owned subsidiary of StanCorp Financial Group, Inc. ("StanCorp"). The Company is a licensed broker dealer.

For the sale of registered contracts, a broker-dealer must serve as principal underwriter and distributor, providing supervision and oversight that is required by the National Association of Securities Dealers, Inc. ("NASD"). Standard Insurance Company ("Standard"), a wholly-owned subsidiary of StanCorp, has developed a registered contract to expand its market to 403(b) plans, 457 tax exempt plans, and nonqualified deferred compensation plans of private employers. The Company acts as the principal underwriter and distributor of registered contracts for Standard. Standard and the Company have entered into an Underwriting and Service Agreement, which provides for the distribution of registered contracts, and an Administrative Services and Treasury Agreement, which provides for the allocation of expenses between the two companies.

In July 2006, StanCorp acquired Invesmart, a national retirement financial services company. Effective January 1, 2007, Invesmart's broker dealer affiliate was combined with StanCorp Equities, Inc.

Reclassification—Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation. Such reclassifications had no effect on net income/loss per the statement of operations or net assets and liabilities per the statement of operations.

Basis of Presentation—The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents—Cash and cash equivalents include cash and money market funds with maturities of three months or less at the date of acquisition.

Commissions Payable—Commissions payable are due to registered representatives of the Company for Standard business sold or serviced.

Due To Affiliates—Standard may advance funds to the Company, under intercompany borrowing arrangements, in order to reimburse the Company for commission expenses and field office expenses. In addition, the Company may also advance funds to Standard under intercompany borrowing arrangements. At December 31, 2006, $205,233 was due from Standard while at December 31, 2005, $582,104 was due to Standard.

Commission Income and Commission Expense—Commission income and commission expense represents commission payments to registered representatives of the Company and to external brokers for Standard business sold or serviced. The Company pays commissions on Standard business and Standard pays the Company an amount equal to these payments pursuant to the Underwriting and Service Agreement between the Company and Standard.

Administrative Overhead Charges – Related Party—Standard provides certain managerial and administrative services for the Company. The Company recognized expenses for such services of $5,242 and $276,526 in 2006 and 2005, respectively. These services included information systems, accounting, treasury, and other administrative services.

Operating Expense Offset for Services Provided to Standard—Operating expense offset for services provided to Standard represents direct expense reimbursement by Standard pursuant to the Administrative Services and Treasury Agreement, for sales office administration services provided by the Company to Standard, and certain other allocations, including rent. Sales office administration services include the expenses necessary to provide sales offices to support the activity of the registered representatives, including the compensation of the support staff.

Income Taxes—For income tax purposes, the Company's operations are included in a consolidated income tax return filed by StanCorp. In accordance with StanCorp's policy, however, the Company, for financial statement purposes, computes the provision for income taxes as if it were filing a separate income tax return. The 2006 and 2005 financial statements include a current federal tax expense of $78,644 and $1,684, respectively. The 2006 and 2005 financial statements include a deferred income tax benefit of $25,065 and $280, respectively.

Credit Risk Concentration—Over the course of the year, the Company had cash balances in excess of the federally insured $100,000 limit at a single financial institution. The Company places its cash with high quality financial institutions.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule adopted by the Securities and Exchange Commission which requires the maintenance of minimum net capital of the greater of six and two-thirds percent (6-2/3%) of aggregate indebtedness or $5,000. The Company had net capital, as defined, of $2,917,759 at December 31, 2006, which was $2,787,179 in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.67 to 1 at December 31, 2006.

The declaration and payment of dividends to StanCorp is subject to the discretion of the Board of Directors depending on financial condition, cash requirements, future prospects and net capital requirements. There were no paid dividends during the year. StanCorp provided a $2.0 million and $1.0 million capital infusion for the Company in 2006 and 2005, respectively.

3. SUBSEQUENT EVENTS

In July 2006, StanCorp acquired Invesmart, a national retirement financial services company. Effective January 1, 2007, Invesmart's broker dealer affiliate was combined with the Company. The Company has provided the NASD with notice of the planned merger under Rule 1017. A mass transfer of registered representatives occurred effective January 1, 2007. Invesmart Securities, LLC had total assets of $1,477,127 and total liabilities of $938,431 as of December 31, 2006. There was no goodwill or intangible assets associated with the merger.

* * * * * *

STANCORP EQUITIES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

STOCKHOLDER'S EQUITY	$3,161,261
LESS—Nonallowable assets	243,502
NET CAPITAL	$2,917,759

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES FROM STATEMENTS OF FINANCIAL CONDITION	$1,958,697
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.67 to 1

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 130,580
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 5,000
NET CAPITAL REQUIREMENT (Greater of the above two amounts)	$ 130,580
EXCESS NET CAPITAL	$2,787,179
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of total aggregate indebtedness)	$2,721,889

There are no material differences between the amount reported above and the amount reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2006. Therefore, no reconciliation of the two computations is deemed necessary.

STANCORP EQUITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2006 AND 2005

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

February 27, 2007

StanCorp Equities, Inc.
Portland, Oregon

In planning and performing our audit of the financial statements of StanCorp Equities, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END